  Exhibit 99.1

Fury Appoints VP, Investor Relations; Announces Participation in Upcoming BMO Global Metals & Mining Conference

TORONTO, Canada – January 6, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“ Fury” or the “Company”) is pleased to announce the appointment of Salisha Ilyas to the newly formed role of Vice President, Investor Relations, effective immediately. Ms. Ilyas was formerly the founder and principal consultant at Target IR & Communications, a full-service investor relations (“IR”) firm focused on providing IR advisory and communications support to junior mining companies.

Ms. Ilyas has over 10 years of experience in the mining industry, working for Canadian and internationally based mining companies, such as Petra Diamonds, Desert Lion Energy, Aura Minerals and Champion Iron Mines. She also previously served as director of professional development at the Canadian Investor Relations Institute, where she researched and identified IR best practices and oversaw the planning and execution of the organization’s annual conference. Ms. Ilyas began her IR career in the pharmaceutical industry holding roles at Biovail Corporation and Patheon Inc. She holds a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration degree from the Schulich School of Business (York University).

“It is my pleasure to introduce and welcome Salisha. Her experience and acumen will be a great compliment to the Fury team,” commented Mike Timmins, President and CEO of Fury Gold Mines Limited. “Salisha’s main focus will be to broaden our market outreach and to execute our ongoing investor programs, which support the Company's aggressive growth strategies. With an enhanced communications platform, we will improve connections to existing and new shareholder groups, ensure easy and open communications with neighbouring communities and provide the market with greater ease of access to management.”

Upcoming Investment Conference
The Company is also pleased to announce that Mike Timmins, President and CEO, will be participating in the BMO Capital Markets Global Metals & Mining Conference to be held virtually from March 1st to March 5th, 2021. The conference presentation will be posted to the Fury website at www.furygoldmines.com.

The BMO Capital Markets Global Metals & Mining Conference connects mining companies with institutional funds, private equity groups, family offices and sector analysts. For more information on this conference visit https://capitalmarkets.bmo.com/en/industries/global-metals-mining/ ..

About Fury
Fury Gold Mines is a Canadian-focused exploration and development company strategically positioned in three prolific mining regions: James Bay, Quebec; the Golden Triangle, British Columbia; and the Kitikmeot region, Nunavut. The Company is committed to aggressively growing its 3.5Moz gold platform of scalable, high-quality mining assets, offering investors low-risk development growth and potential new discoveries. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, VP, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward Looking Information and Additional Cautionary Language
This release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information in this release reflects management’s current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes, but is not limited to: the Company’s investor relation activities, market outreach, and growth strategies; the BMO Capital Markets Global Metals & Mining Conference; and our development, exploration and growth plans for the Company’s material properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company’s budget, including expected costs and the assumptions regarding market conditions; the Company’s ability to raise additional capital to proceed with its exploration, development and operations plans; the Company’s ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company’s assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company’s exploration and development activities. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company’s expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law

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